Exhibit 99.1

Docebo Announces Pricing of Upsized Initial Public Offering in the United States and Public Offering in Canada

TORONTO—December 2, 2020—(BUSINESS WIRE)— Docebo Inc. (“Docebo” or the “Company”) (TSX:DCBO) today announced the pricing of its previously announced marketed public offering of 3,000,000 common shares at a price to the public of US$48.00 per share in the United States and Canada, for aggregate gross proceeds to Docebo of US$144,000,000. The size of the offering has been increased from the previously announced US$125,000,000.

The common shares of Docebo are expected to begin trading on The Nasdaq Global Select Market (the “Nasdaq”) under the symbol “DCBO” on December 3, 2020, and will continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “DCBO”. The offering is expected to close on December 7, 2020, subject to customary closing conditions.

The offering is being conducted through a syndicate of underwriters led by Morgan Stanley, Goldman Sachs & Co. LLC and Canaccord Genuity, as joint lead book-running managers, and TD Securities Inc., CIBC Capital Markets, National Bank of Canada Financial Inc., Scotiabank, Cormark Securities Inc., Eight Capital and Laurentian Bank Securities Inc., as co-managers.

Docebo has also granted the underwriters an over-allotment option, exercisable for a period of 30 days from the date of the Underwriting Agreement, to purchase up to 450,000 additional common shares, representing in the aggregate 15% of the total number of common shares to be sold pursuant to the offering.

Docebo expects that the net proceeds of the offering will be used primarily to strengthen the Company’s financial position and allow it to pursue its growth strategies, which include: expanding its customer base; supporting the growth of existing customers; expanding its solutions; and other general corporate purposes.

In connection with the offering, Docebo has filed a preliminary prospectus supplement and will file a final prospectus supplement to its base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. The preliminary prospectus supplement was also filed, and the final prospectus supplement will also be filed, with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-10 under the U.S.-Canada multijurisdictional disclosure system (MJDS).

The public offering is being made in Canada only by means of the base shelf prospectus and applicable prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and applicable prospectus supplement. Such documents contain important information about the offering. Copies of the base shelf prospectus and the preliminary prospectus supplement can be found on SEDAR at www.sedar.com, and a copy of the registration statement can be found on EDGAR at www.sec.gov. Copies of the final prospectus supplement will be filed on SEDAR, and on EDGAR as part of an amended registration statement on Form F-10/A. Copies of such documents may also be obtained from any of the following sources: Morgan Stanley & Co. LLC, Attn: Prospectus Department—180 Varick Street, 2nd Floor—New York, NY 10014; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526 or by e-mail at prospectus-ny@ny.email.gs.com; and Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com.

Prospective investors should read the base shelf prospectus and the prospectus supplement as well as the registration statement before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Forward-Looking Statements

This news release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including, without limitation, statements regarding the satisfaction of closing conditions relating to the offering and the anticipated use of proceeds from the offering.

This forward-looking information is based on our opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, without limitation: risks related to the COVID-19 pandemic and its impact on Docebo, economic conditions, and global markets; the failure of Docebo and/or the underwriters to satisfy closing conditions to the offering; the failure of Docebo to satisfy certain Nasdaq and/or TSX listing requirements; the failure of Docebo to use any of the proceeds received from the offering in a manner consistent with current expectations; and other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant and those factors discussed in greater detail under the “Risk Factors” section of the prospectus supplement dated December 1, 2020 and our Annual Information Form for the year ended December 31, 2019, each available under our profile on SEDAR at www.sedar.com, and should be considered carefully by prospective investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

About Docebo

Docebo is redefining the way enterprises learn by applying new technologies to the traditional corporate learning management system market. Docebo provides an easy-to-use, highly configurable learning platform with the end-to-end capabilities designed to make customers, partners, and employees love their learning experience.

Contact:

Investor Relations

Dennis Fong

investors@docebo.com

(416) 283-9930